Securities and Exchange Commission

                     Washington, D.C.  20549

                            Form 11-K

                          Annual Report


                Pursuant to Section 15 (d) of the
                 Securities Exchange Act of 1934

             For Fiscal Year Ended December 31, 1995




A.   Full title of the plan:

                    PUTNAM INVESTMENTS, INC.
                 PROFIT SHARING RETIREMENT PLAN

B. Name the issuer of the securities held pursuant to the Plan and the address of its principal executive office:

                MARSH & McLENNAN COMPANIES, INC.
                   1166 Avenue of the Americas
                       New York, NY  10036


                    PUTNAM INVESTMENTS, INC.
                 PROFIT SHARING RETIREMENT PLAN

The Trustees of the plan currently are Gregory F. Van Gundy, Frank J. Borelli, and Francis N. Bonsignore. Mr. Van Gundy is General Counsel and Secretary of Marsh & McLennan Companies, Incorporated (MMC). Mr. Borelli is Senior Vice President and Chief Financial Officer of MMC. Mr. Bonsignore is Senior Vice President - Human Resources and Administration of MMC and has been appointed as Plan Administrator. The business address of all the Trustees is c/o MMC, 1166 Avenue of the Americas, New York, NY 10036.

The members of the Application Review Committee currently are Douglas B. Jamieson, Robert W. Burke, and Karen L. Kay. They are officers of Putnam Investments, Inc. or its subsidiaries. The business address of each Committee member is c/o Putnam Investments, Inc. One Post Office Square, Boston, MA 02109.

The financial statements of the Plan are included in this Form 11-K and consists of the statements of net assets available for plan benefits as of December 31, 1995 and 1994, and the statements of changes in net assets available for plan benefits for the years ended December 31, 1995, 1994, and 1993 and the report and consent of Deloitte & Touche, independent public accountants, with respect thereto.

                           SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Trustees of Putnam Investments, Inc. Profit Sharing Retirement Plan have duly caused this annual report to be signed this 26th day of June, 1996 by the undersigned thereunto duly authorized.


                              PUTNAM INVESTMENTS, INC.

                              PROFIT SHARING RETIREMENT PLAN

                              By   /s/ Francis N. Bonsignore

                                       Francis N. Bonsignore
                                       Plan Administrator

INDEPENDENT AUDITORS' CONSENT


Putnam Investments, Inc. Profit Sharing Retirement Plan:

We hereby consent to the incorporation by reference in Registration Statement No. 2-65096 on Form S-8 of our report dated March 29, 1996, appearing in this Annual Report on Form 11-
K of Putnam Investments, Inc. Profit Sharing Retirement Plan for the year ended December 31, 1995.


/s/ Deloitte & Touche LLP
June 25, 1996
Boston, Massachusetts

PUTNAM INVESTMENTS, INC.
PROFIT SHARING RETIREMENT PLAN
FINANCIAL STATEMENTS FOR THE YEARS ENDED
DECEMBER 31, 1995, 1994 AND 1993 AND
SUPPLEMENTAL SCHEDULES AS OF AND FOR THE
YEAR ENDED DECEMBER 31, 1995
AND INDEPENDENT AUDITORS' REPORT


PUTNAM INVESTMENTS, INC.
PROFIT SHARING RETIREMENT PLAN

TABLE OF CONTENTS
                                                           PAGE
INDEPENDENT AUDITORS' REPORT                                  1

FINANCIAL STATEMENTS:
     Statements of Net Assets Available for Benefits,
       December 31, 1995 and 1994                             2

     Statements of Changes in Net Assets Available for Benefits
       for the Years Ended December 31, 1995, 1994 and 1993   3

     Notes to Financial Statements                         4-11

SUPPLEMENTAL SCHEDULES AS OF AND FOR THE YEAR
  ENDED DECEMBER 31, 1995:
     Item 27a - Schedule of Assets Held
       for Investment Purposes                            12-13
     Item 27d - Schedule of Reportable Transactions          14

Schedules required under the Employee Retirement Income Security
Act of 1974, other than the schedules listed above, are omitted because of the absence of the conditions under which the schedules are required.
INDEPENDENT AUDITORS' REPORT

To the Trustees of
     Putnam Investments, Inc.
     Profit Sharing Retirement Plan:

We have audited the accompanying statements of net assets available for benefits of Putnam Investments, Inc. Profit Sharing Retirement Plan as of December 31, 1995 and 1994, and the related statements of changes in net assets available for benefits for each of the three years in the period ended December 31, 1995. These financial statements are the responsibility of the Plan's Trustees. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of Putnam Investments, Inc. Profit Sharing Retirement Plan as of December 31, 1995 and 1994, and the changes in its net assets available for benefits for each of the three years in the period ended December 31, 1995, in conformity with generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules listed in the Table of Contents are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These schedules are the responsibility of the Plan's Trustees. Such schedules have been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

March 29, 1996


PROFIT SHARING RETIREMENT PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 1995 AND 1994
                                                       1995                 1994
ASSETS:
  Investments, at fair value (Notes 1, 2, 3 and 6):
    Putnam Voyager Fund                       $     20,006,697       $
13,420,804
    Putnam Money Market Fund                        18,399,759
19,159,740
    Putnam New Opportunities Fund                   16,778,095
9,618,393
    The Putnam Fund for Growth and Income           16,272,624
10,930,792
    The George Putnam Fund of Boston                10,228,144
7,748,222
    Putnam OTC Emerging Growth Fund                  9,526,259
4,925,286
    Putnam Vista Fund                                6,746,636
4,135,936
    Other Equity Funds                              37,580,239
24,513,788
    Bond Funds                                      17,876,289
14,763,408
    Putnam Fiduciary Trust Co.
    Stable Value Fund                                8,346,515
7,747,284
    Marsh & McLennan Companies, Inc.
    common stock                                     1,135,836
1,362,006
    Participant loans                                2,482,411
2,275,230
  Investments, at contract value -
  Guaranteed Investment Contracts                    4,682,959
5,499,727
            Total investments                      170,062,463
126,100,616
   Contributions receivable (Note 2)                 4,800,566
2,509,255

TOTAL ASSETS                                    $  174,863,029        $
128,609,871
NET ASSETS AVAILABLE FOR  BENEFITS              $  174,863,029        $
128,609,871

See notes to financial statements.
PUTNAM INVESTMENTS, INC.
PROFIT SHARING RETIREMENT PLAN
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEARS ENDED DECEMBER 31, 1995, 1994 AND 1993

                                         1995                 1994
1993
ADDITIONS:
  Investment income:
    Net appreciation (depreciation) in fair value of
      investments (Notes 1, 4 and 6) $ 24,503,560       $ (5,705,087)       $
7,867,469
    Dividend income                    8,639,957           5,502,034
6,561,290
    Interest income                    1,095,563           1,000,215
939,537

          Total investment income     34,239,080             797,162
15,368,296

CONTRIBUTIONS:
  Employer (Note 2)                   11,972,501           9,659,708
8,290,627
  Employee (Note 2)                    7,367,884           5,212,966
4,286,986

          Total additions             53,579,465          15,669,836
27,945,909

DEDUCTIONS - Benefits paid to
participants                           7,326,307          13,581,046
3,321,203

NET INCREASE                          46,253,158           2,088,790
24,624,706

NET ASSETS AVAILABLE FOR BENEFITS:
    Beginning of year                128,609,871         126,521,081
101,896,375

    End of year                     $174,863,029        $128,609,871
$126,521,081
See notes to financial statements.

PUTNAM INVESTMENTS, INC.
PROFIT SHARING RETIREMENT PLAN

NOTES TO FINANCIAL STATEMENTS

1.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
BASIS OF PRESENTATION - The accompanying financial statements of
Putnam Investments, Inc. Profit Sharing Retirement Plan (the
"Plan") have been prepared on the accrual basis of accounting.

Security transactions are recognized on a trade-date basis. Dividend income is recorded on the ex-dividend date; interest income is recorded as earned. The change in the difference between fair value and the cost of investments, including realized gains and losses, is reflected in the statements of changes in net assets available for benefits as net appreciation (depreciation) in fair value of investments.

INVESTMENT VALUATION - Investments in equity securities and mutual funds are stated at fair value as determined by quoted market prices based on the last reported sales prices, or the reported net asset value per share on the last business day of the plan year. Investments in insurance contracts are stated at contract value which equals cost plus accrued interest.

FEDERAL INCOME TAXES - The Plan obtained its latest determination letter on March 29, 1996 in which the Internal Revenue Service ("IRS") stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code (the "Code"). The plan administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Code. Therefore, no provision for income taxes has been included in these financial statements.

ADMINISTRATIVE EXPENSES - Expenses of the Plan have been paid by Putnam Investments, Inc. and its subsidiaries, but such payment is at their discretion.

BENEFITS - Benefits to participants are recorded when paid.

ESTIMATES - The preparation of financial statements in conformity with generally accepted accounting principles requires the Plan's management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

2.   DESCRIPTION OF THE PLAN
The following description of the Plan is provided for general information purposes only. Participants should refer to the plan document for a more complete description of the Plan's provisions.

(a) GENERAL - The Plan, as amended and restated January 1, 1989, is a defined contribution plan sponsored by Putnam Investments, Inc. and its subsidiaries (the "Company") for the benefit of its employees and is intended to qualify as a profit-sharing plan under Section 401(a) of the Code and to constitute a qualified cash or deferred arrangement under Section 401(k) of the Code. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

2.   DESCRIPTION OF THE PLAN (CONTINUED)

(b) INVESTMENT PROGRAMS - The Plan allows each participant to elect to have employer contributions and reallocated forfeitures invested in one or more of the following authorized investment vehicles:

(1)Any one or a combination of the open-end management investment companies, excluding tax-exempt income funds, for which a subsidiary of Putnam Investments, Inc. acts as an investment adviser.

(2)Any one or a combination of contracts with insurance companies which guarantee principal and interest at a fixed rate.

(3)Marsh & McLennan Companies, Inc. common stock.

(4)Other investment options approved by the Board of Directors of Putnam Investments, Inc., the Trustees of the Plan, and the Chief Executive Officer of Marsh & McLennan Companies, Inc. There were no investments in this option at December 31, 1995, 1994 or 1993.

Employer contributions and forfeitures must generally be allocated to not more than eight investments, with apportionments to be no less than 1% per investment.

Participants may also elect to have their voluntary contributions invested in any one or more of the authorized investments noted above in (1), (2), (3) and/or (4), provided such elections are allocated to not more than eight authorized investments, with apportionments to be at least 1% to any one investment.

With proper written notice, participants may elect to change their investment in either their participation or voluntary accounts twice during a fiscal quarter, not to exceed six investment changes per year.

(c)CONTRIBUTIONS - The Plan covers substantially all of the employees of Putnam Investments, Inc. and its subsidiaries that have adopted the Plan. Employer contributions are determined at the discretion of each company's Board of Directors. Contributions may not exceed the amount permitted as a deduction under the applicable provisions of the Code. Employer contributions, by company, for 1995, 1994 and 1993 were as follows:

EMPLOYER CONTRIBUTIONS                          1995             1994
1993
Putnam Investments, Inc.                    $ 1,095,609       $  919,027      $
812,839
Putnam Investment Management, Inc.            1,979,073        1,442,091
1,397,177
The Putnam Advisory Company, Inc. and
  Subsidiary                                  1,273,167        1,093,441
933,114
Putnam Fiduciary Trust Company                5,333,569        4,256,166
3,625,466
Putnam Mutual Funds Corp. and Subsidiary      2,291,083        1,948,983
1,522,031

Total                                       $11,972,501       $9,659,708
$8,290,627

2.   DESCRIPTION OF THE PLAN (CONTINUED)

CONTRIBUTIONS (CONTINUED) - Voluntary employee contributions are accepted within certain limits as defined in the Plan. Participants making contributions are not allowed to withdraw any appreciation on such contributions before termination of employment, but may withdraw their contributions, subject to certain restrictions. Employee contributions, by company, for 1995, 1994 and 1993 were as follows:


EMPLOYEE CONTRIBUTIONS                            1995             1994
1993
Putnam Investments, Inc.                      $  556,457       $  423,471      $
280,811
Putnam Investment Management, Inc.               794,209          720,936
1,275,263
The Putnam Advisory Company, Inc. and
   Subsidiary                                  1,569,073          514,619
989,444
Putnam Fiduciary Trust Company                 3,114,747        2,401,132
1,457,016
Putnam Mutual Funds Corp. and Subsidiary       1,333,398        1,152,808
284,452

Total                                         $7,367,884       $5,212,966
$4,286,986

(d) FORFEITURES - Forfeitures of invested employer contributions are reallocated among the remaining eligible participants one year after the fiscal year in which the forfeitures occur.
Reallocation of forfeitures amounted to $470,260 in 1995, $488,291 in 1994, and $1,317,892 in 1993.

(e) PARTICIPANT ACCOUNTS AND VESTING - The Plan provides that the market value of investments in participant accounts shall be determined each quarter. Unrealized appreciation or depreciation, equal to the difference between actual cost and the quoted market price of the investments at the applicable valuation date, is recognized in determining the value of each fund. The change in unrealized appreciation or depreciation, investment income received and realized gains or losses on investments sold or distributed are allocated to participants' accounts based on each participant's proportionate interest in the investment.

Employer contributions and forfeitures are allocated annually based on a uniform percentage of eligible earnings per participant. This percentage was 15% in 1995 and 1994.

An employee is not eligible to become a participant until the completion of twelve months of continuous service. A participant must be employed on the last day of the Plan's fiscal year (December 31) to be eligible for their portion of the employer's contribution for that year. The vesting of participants, other than voluntary contributions, is as follows:

                                              VESTED
                                             INTEREST

Years of continuous service:
  Less than two                                 None
  Two but less than three                       25 %
  Three but less than four                      50 %
  Four but less than five                       75 %
  Five or more                                 100 %
  If a participant has reached age 60          100 %

2.   DESCRIPTION OF THE PLAN (CONTINUED)

(e) PARTICIPANT ACCOUNTS AND VESTING (CONTINUED) - Participants are automatically fully vested in their voluntary contributions.

Distributions are based on the vested portion of the participant's account valuation as of the liquidation date coinciding with or following the next valuation date after the individual ceases to be a participant. Such distributions are made within a reasonable period after the individual ceases to be a participant, but not later than sixty days after the close of the fiscal year. The Plan allows terminated participants to maintain their accounts in the Plan, but such accounts do not share in contributions and forfeiture reallocations. The value of these accounts will continue to be determined each quarter.

(f)SALARY SAVINGS CONTRIBUTIONS - It is the intention of the Trustees that the salary savings program be qualified under
Section 401(k) of the Code. The terms of the salary savings agreement provide that the participants' earnings contribution to the Plan will be deducted from their payroll, and that the employer shall contribute this amount to the Plan on behalf of the participants. Investments into the various investment vehicles are at the discretion of the participant. The market value of assets relating to the salary savings program at December 31, 1995 and 1994 was $24,342,189 and $15,379,768,
respectively.

(g) LOANS - Upon the approval of the loan committee, appointed by the Trustees, participants of the Plan may borrow from their accounts, to alleviate financial need as defined by the Plan, an amount which, when added to all other loans to the participant, would not exceed the lesser of (1) a maximum borrowing limit of $50,000 or (2) 50% of the vested balance of the participant's account. All loans shall be secured by the participant's account and will be repaid through payroll deductions according to a fixed repayment schedule which includes interest at a rate consistent with area lending institutions personal loan rates. Loans outstanding at December 31, 1995 and 1994 were $2,482,411 and $2,275,230, respectively.

3.   INVESTMENTS
Investments that represent 5% or more of total Plan assets at December 31 are as follows:

                                                       1995

Putnam Voyager Fund                                $20,006,697
Putnam Money Market Fund                            18,399,759
Putnam New Opportunities Fund                       16,778,095
The Putnam Fund for Growth and Income               16,272,624
The George Putnam Fund of Boston                    10,228,144
Putnam OTC Emerging Growth Fund                      9,526,259

                                                       1994

Putnam Money Market Fund                           $19,159,740
Putnam Voyager Fund                                 13,420,804
The Putnam Fund for Growth and Income               10,930,792
Putnam New Opportunities Fund                        9,618,393
The George Putnam Fund of Boston                     7,748,222
Putnam Fiduciary Trust Co. Stable Value Fund         7,747,284


3.   INVESTMENTS (CONTINUED)

The Plan's Funds are invested in the following investment vehicles that represent 5% or more of total plan assets:

THE GEORGE PUTNAM FUND OF BOSTON - Funds are invested in a well-diversified list of securities including equity securities, fixed-income securities, and negotiable instruments that offer potential for both capital growth and current income.

THE PUTNAM FUND FOR GROWTH AND INCOME - Funds are invested primarily in equity securities that offer potential for both capital growth and current income.

PUTNAM NEW OPPORTUNITIES FUND - Funds are invested in equity securities of companies which, in the opinion of the Fund's investment manager, possess above-average, long-term growth potential.

PUTNAM VOYAGER FUND - Funds are invested primarily in equity securities of companies which, in the opinion of the Fund's investment manager, have potential for capital appreciation significantly greater than that of the market averages.

PUTNAM OTC EMERGING GROWTH FUND - Funds are invested primarily in equity securities of small- to medium-sized "emerging growth" companies traded in the over-the-counter ("OTC") market, which in the opinion of the Fund's investment manager have potential for capital appreciation significantly greater than that of the market averages.

PUTNAM MONEY MARKET FUND - Funds are invested in various types of high quality money market instruments.

PUTNAM FIDUCIARY TRUST CO. STABLE VALUE FUND - Collective investment trust which invests primarily in high quality annuity (or similar) contracts issued by insurance companies and certificates of deposit (or similar contracts) issued by banks. In addition, to provide liquidity, a portion of the Fund's assets are invested in high quality money market investments. The Fund is a component of the Guaranteed Investment Products category.

4.   NET APPRECIATION (DEPRECIATION) IN FAIR VALUE OF INVESTMENTS
The net appreciation (depreciation) in fair value (based on quoted market prices) of each significant class of investments for the years ended December 31 is as follows:

                                      1995             1994              1993

  Mutual funds                    $24,385,523      $(5,667,872)      $ 8,024,221
  Marsh & McLennan Companies,
      Inc. common stock               118,037          (37,215)
(156,752)

  Total                           $24,503,560      $(5,705,087)      $ 7,867,469


5.   PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100 percent vested in their accounts.

6.   SUBSEQUENT DISTRIBUTIONS
At December 31, 1995 and 1994, terminated employees had requested distributions of the vested portion of their accounts totaling
$220,097 and $451,216, respectively. The source of these distributions by investment type are as follows:

SOURCE                               1995          1994

Mutual funds                       $156,191      $411,902
Guaranteed investment products       63,906        39,314

7.FUND INFORMATION

Investment income, contributions, and benefits paid to participants for the years ended December 31, 1995 and 1994 are as follows:

1995
                                          NET APPRECI-
BENEFITS
                                            ATION
PAID
                                         IN FAIR VALUE       DIVIDEND
INTEREST   EMPLOYER     EMPLOYEE        TO
                                        OF INVESTMENTS        INCOME
INCOME                                 CONTRIBUTIONS        CONTRIBUTIONS
PARTICI

PANTS
PARTICIPANT-DIRECTED:
  Putnam Voyager Fund                    $  4,648,274                   $
1,063,446                                $ -             $      -       $
1,035,109                               $ 726,578
  Putnam Money Market Fund                       -
640,930                                    -                    -
562,540                                 2,602,639
  Putnam New Opportunities Fund             5,182,675
- -                                          -                    -
1,192,857                                 385,928
  The Putnam Fund for Growth and Income                     3,237,383
1,066,360                                  -                    -
811,006                                   677,373
  The George Putnam Fund of Boston          1,612,869
746,593                                    -                    -
243,599                                   231,287
  Putnam OTC Emerging Growth Fund           2,194,428
959,187                                    -                    -
402,209                                   119,943
  Putnam Vista Fund                         1,208,513
582,119                                    -                    -
301,692                                   135,116
  Other Equity Funds                        4,982,389
1,877,186                                  -                    -
2,139,357                               1,055,623
  Bond Funds                                1,318,992
1,380,112                                  -                    -
476,577                                   852,133
  Guaranteed Investment Products                 -                            -                893,555         -
156,556                                   315,654
  Marsh & McLennan Companies, Inc.
    common stock                              118,037
49,508                                     -            -
46,382                                    131,436
  Participant Loans                              -
- -                                        202,008        -
- -                                          92,597
NONPARTICIPANT-DIRECTED:
  Putnam Money Market Funds                      -            274,516         -
7,786,500                                      -               -
  Other                                          -
- -                                              -   4,186,001                  -                     -
TOTAL                                   $ 24,503,560     $  8,639,957 $
1,095,563$ 11,972,501 $  7,367,884  $7,326,307

7.   FUND INFORMATION (CONTINUED)

1994
                                          NET APPRECI-
BENEFITS
                                            ATION
PAID
                                         IN FAIR VALUE       DIVIDEND
INTEREST  EMPLOYER      EMPLOYEE        TO
                                        OF INVESTMENTS        INCOME
INCOME                                 CONTRIBUTIONS        CONTRIBUTIONS
PARTICI
PARTICIPANT-DIRECTED:
  Putnam Voyager Fund                    $   (536,544)                  $
573,062                                  $    -   $    -               $ 698,640             $1,340,305
  Putnam Money Market Fund                       -
372,787                                       -        -                 545,352
2,431,614
  Putnam New Opportunities Fund               215,602
75,085                                        -        -                 589,159              1,024,590
  The Putnam Fund for Growth and Income                      (741,115)
707,880                                       -        -                 575,818              1,980,935
  The George Putnam Fund of Boston           (572,850)
543,488                                       -        -                 107,058              1,233,846
  Other Equity Funds                       (1,610,991)
1,532,931                                     -        -               1,623,613              2,716,747
  Bond Funds                               (2,421,974)
1,474,690                                     -        -                 361,352              2,277,512
  Guaranteed Investment Products                 -              -
833,212     -                             181,506        436,633
  Marsh & McLennan Companies, Inc.
    common stock                             (37,215)         44,791         -
- -                                          38,457          29,888
  Participant Loans                              -              -
167,003     -                                 -          108,976
NONPARTICIPANT-DIRECTED:
  Putnam Money Market Funds                      -           177,320
- -   7,150,453                               492,011           -
  Other                                          -              -            -
2,509,255                                     -
- -

     TOTAL                               $ (5,705,087)                  $
5,502,034                              $ 1,000,215$ 9,659,708          $
5,212,966   $13,581,046

* * * * * *

PUTNAM INVESTMENTS, INC.
PROFIT SHARING RETIREMENT PLAN
ITEM 27A - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
DECEMBER 31, 1995
                                              NUMBER
OF                                                           CURRENT
                                             SHARES             COST
VALUE
MUTUAL FUNDS:
* The George Putnam Fund of Boston          659,880        $ 8,922,971
$  10,228,144
* The Putnam Fund for Growth and Income     1,005,103         13,410,452
16,272,624
*  Putnam Investors Fund                     502,962          4,171,084
4,330,503
*  Putnam Income Fund                          461,855          3,186,774
3,339,213
*  Putnam Global Growth Fund                560,392          4,548,944
5,598,311
*  Putnam Vista Fund                        741,389          5,641,482
6,746,636
*  Putnam Voyager Fund                     1,311,915         13,680,047
20,006,697
*  Putnam Convertible Income - Growth Trust  198,026          3,431,554
3,847,636
*  Putnam American Government Income Fund      33,368            317,865
297,306
*  Putnam Asset Allocation Fund - Growth      44,403            390,719
444,029
*  Putnam Asset Allocation Fund - Balanced     58,138            510,145
559,866
*  Putnam Asset Allocation Fund - Conservative  591              5,373
5,453
*  Putnam Balanced Retirement Fund            21,343            193,181
215,136
*  Putnam High Yield Advantage Trust         419,720          4,036,655
4,037,709
*  Putnam Federal Income Trust               3,472             34,879
36,148
*  Putnam Global Governmental Income Trust    164,683          2,419,036
2,313,789
*  Putnam OTC Emerging Growth Fund            634,238          6,899,214
9,526,259
*  Putnam Growth and Income Fund II           138,895          1,445,663
1,512,564
*  Putnam Adjustable Rate U.S. Government Fund 2,707             29,799
28,130
*  Putnam Diversified Income Trust          119,222          1,440,987
1,467,626
*  Putnam Utilities Growth and Income Fund   65,635            621,856
718,046
*  Putnam Overseas Growth Fund              137,650          1,671,297
1,805,968
*  Putnam Asia Pacific Growth Fund           254,624          3,239,468
3,381,405
*  Putnam Europe Growth Fund                  145,213          1,742,762
2,108,499

*  Putnam New Opportunities Fund              454,076         10,336,883
16,778,095
*  Putnam Int'l New Opportunities Fund        182,140          1,862,260
1,890,616
*  Putnam Intermediate U.S. Gov't Income Fund   122,478            590,292
607,489
*  Putnam Capital Appreciation Fund           150,340          1,815,433
2,100,256
*  Putnam Diversified Equity Trust            25,676            239,440
274,477
*  Putnam Voyager II                         63,630            862,693
916,268
*  Putnam Money Market Fund                18,399,758         18,399,758
18,399,759
*  Putnam Equity Income Fund           233,617          2,143,125
2,626,446
*  Putnam High Yield Trust            319,713          4,139,690
3,897,300
*  Putnam Health Sciences Trust           97,862          2,755,711
4,169,895
*  Putnam U.S. Government Income Trust      100,244          1,339,202
1,322,212
*  Putnam Natural Resources Fund            95,547          1,500,709
1,604,232
           Total Mutual Funds        127,977,403
153,414,742
                                              (Continued)

PUTNAM INVESTMENTS, INC.
PROFIT SHARING RETIREMENT PLAN

ITEM 27A - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
DECEMBER 31, 1995
                       NUMBER OF                           CURRENT
                                                              SHARES
COST                                                              VALUE
GUARANTEED INVESTMENT PRODUCTS:
   Hartford Life, 8.50%, 1/31/96                             3,708,438
3,708,438                                                       3,708,438
   Principle Mutual Life Insurance Co., 5.00%, 1/30/97         974,521
974,521                                                           974,521
* Putnam Fiduciary Trust Co. Stable Value Fund, 6.32%        8,346,515
8,346,515                                                       8,346,515

           Total Guaranteed Investment Products
13,029,474                                                     13,029,474

*MARSH & McLENNAN COMPANIES, INC.
    COMMON STOCK                                                12,798
956,173                                                         1,135,836

*PARTICIPANT LOANS (Various maturities from 1996
    to 2006 at interest rates ranging  from 7.5% to
    12.75%)                                                     -
2,482,411                                                       2,482,411


TOTAL ASSETS HELD FOR INVESTMENT PURPOSES
$144,445,461                                                 $170,062,463


*Party-in-interest.

(Concluded)
PUTNAM INVESTMENTS, INC.
PROFIT SHARING RETIREMENT PLAN
ITEM 27D - SCHEDULE OF REPORTABLE TRANSACTIONS
YEAR ENDED DECEMBER 31, 1995
                                                                        CURRENT
VALUE
                                                                         OF
ASSET ON
 DESCRIPTION       PURCHASE             SELLING         COST OF
TRANSACTION
  OF ASSET          PRICE                PRICE           ASSET         DATE           NET GAIN
Putnam Money Market
  Fund             $ 14,108,133       $    -           $ 14,108,133       $
14,108,133         $-

Putnam Money Market
  Fund                   -             14,868,097            -
14,868,097          -

Putnam New Opportunities
  Fund                4,898,465            -              4,898,465
4,898,465           -

Putnam New Opportunities
  Fund                   -              2,921,438            -
2,921,438          789,208

Putnam Voyager Fund    4,431,101            -             4,431,101
4,431,101           -

Putnam Voyager Fund       -             2,493,482            -
2,493,482          633,801

The Putnam Fund for
  Growth and Income    4,375,310            -             4,375,310
4,375,310           -

The Putnam Fund for
  Growth and Income        -            2,270,861            -
2,270,861          258,069